BOENNING & SCATTERGOOD, INC.

Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	951,077
Receivables:		
Clearing broker		623,595
Related parties		1,019,927
Customers and other		420,563
Securities owned, at fair value		7,481,810
Cash surrender value of life insurance		622,166
Deposit with clearing broker		100,000
Furniture, equipment and leasehold improvements, net		454,157
Other intangible assets, net		139,068
Operating lease right-of-use assets		2,260,970
Goodwill		370,516
Employee advances		336,330
Deposits and other prepaid expenses		906,296
Total assets		$ 15,686,475

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at fair value	$	8
Notes payable		280,450
Operating lease liabilities		2,260,970
Accounts payable		255,476
Accrued expenses and other liabilities		2,995,344
Total liabilities		5,792,248
Stockholder's equity:		
Common stock, $0.00 par value; 50,000		
shares authorized, 4,065 shares issued and 3,897 outstanding		0
Additional paid-in capital		1,567,070
Retained earnings		8,741,121
Treasury stock, at cost, 168 shares		(413,964)
Total stockholder's equity		9,894,227
		$ 15,686,475

See accompanying notes to financial statements.